UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Schiff Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

806693107

(CUSIP Number of Class of Securities)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Kelly M. Slavitt

Deputy General Counsel and Legal Director, North America & Food

Reckitt Benckiser LLC

399 Interpace Parkway

P.O. Box 225

Parsippany, NJ 07054-0225

(973) 404-2435

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Toby S. Myerson
Kelley D. Parker
Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 492-0257

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 806693107		13D

1.	Name of Reporting Person: Reckitt Benckiser Group plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 16,388,945 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 16,388,945 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,388,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 54.2%

14.	Type of Reporting Person (See Instructions): CO

(1)

Represents 8,902,371 shares of the Issuer’s Class A Shares (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Shares issuable upon conversion of shares of the Issuer’s Class B Shares (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each Class B Share is convertible at any time, at the option of the holder, into one Class A Share. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. The Reporting Persons and the Directors and Officers (as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of the Schedule 13D. Except to the extent the Reporting Persons, Weider, TPG or the Directors and Officers may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of November 26, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding Class B Shares into Class A Shares on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 30,251,558 Class A Shares outstanding as of November 26, 2012, assuming all Class B Shares have been converted on a one-for-one basis into Class A Shares, and that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Shares and Class B Shares vote together as a single class, and each holder of Class A Shares is entitled to one (1) vote per share and each holder of Class B Shares is entitled to ten (10) votes per share. The Class A Shares and the Class B Shares that may be beneficially owned by the Reporting Persons, Weider, TPG and the Directors and Officers, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, collectively represent 85.8% of the total voting power of the Shares as of November 26, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 26, 2012, which is comprised of 22,764,984 Class A Shares and 7,486,574 Class B Shares and assumes that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date and that no outstanding Class B Shares have been converted into Class A Shares.

CUSIP No. 806693107		13D

1.	Name of Reporting Person: Reckitt Benckiser LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 16,388,945 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 16,388,945 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,388,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 54.2%

14.	Type of Reporting Person (See Instructions): 00 (limited liability company)

(1)

Represents 8,902,371 shares of the Issuer’s Class A Shares (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Shares issuable upon conversion of shares of the Issuer’s Class B Shares (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each Class B Share is convertible at any time, at the option of the holder, into one Class A Share. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. The Reporting Persons and the Directors and Officers (as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of the Schedule 13D.  Except to the extent the Reporting Persons, Weider, TPG or the Directors and Officers may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of November 26, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding Class B Shares into Class A Shares on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 30,251,558 Class A Shares outstanding as of November 26, 2012, assuming all Class B Shares have been converted on a one-for-one basis into Class A Shares, and that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Shares and Class B Shares vote together as a single class, and each holder of Class A Shares is entitled to one (1) vote per share and each holder of Class B Shares is entitled to ten (10) votes per share. The Class A Shares and the Class B Shares that may be beneficially owned by the Reporting Persons, Weider, TPG and the Directors and Officers, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, collectively represent 85.8% of the total voting power of the Shares as of November 26, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 26, 2012, which is comprised of 22,764,984 Class A Shares and 7,486,574 Class B Shares and assumes that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date and that no outstanding Class B Shares have been converted into Class A Shares.

CUSIP No. 806693107		13D

1.	Name of Reporting Person: Ascot Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 16,388,945 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 16,388,945 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,388,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 54.2%

14.	Type of Reporting Person (See Instructions): CO

(1)

Represents 8,902,371 shares of the Issuer’s Class A Shares (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Shares issuable upon conversion of shares of the Issuer’s Class B Shares (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each Class B Share is convertible at any time, at the option of the holder, into one Class A Share. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. The Reporting Persons and the Directors and Officers (as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of the Schedule 13D.  Except to the extent the Reporting Persons, Weider, TPG or the Directors and Officers may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of November 26, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding Class B Shares into Class A Shares on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 30,251,558 Class A Shares outstanding as of November 26, 2012, assuming all Class B Shares have been converted on a one-for-one basis into Class A Shares, and that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Shares and Class B Shares vote together as a single class, and each holder of Class A Shares is entitled to one (1) vote per share and each holder of Class B Shares is entitled to ten (10) votes per share. The Class A Shares and the Class B Shares that may be beneficially owned by the Reporting Persons, Weider, TPG and the Directors and Officers, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, collectively represent 85.8% of the total voting power of the Shares as of November 26, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 26, 2012, which is comprised of 22,764,984 Class A Shares and 7,486,574 Class B Shares and assumes that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date and that no outstanding Class B Shares have been converted into Class A Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock of Schiff Nutrition International, Inc., a Delaware Corporation (the “Issuer” or “Schiff”), par value $0.01 per share (the “Class A Shares”), and the Class B common stock of the Issuer, par value $0.01 per share (the “Class B Shares,” and, together with the Class A Shares, the “Shares”), of the Issuer. The address of the principal executive offices of the Issuer is 2002 South 5070 West, Salt Lake City, Utah, 84104.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), Reckitt Benckiser LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and Ascot Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”, and, together with Parent, and Ultimate Parent, the “Reporting Persons”) with respect to the Shares.

Ultimate Parent is a United Kingdom public limited company. The business address of Ultimate Parent is Turner House, 103-105 Bath Road, Slough, Berkshire, SL1 3UH, UK. The business telephone number of Ultimate Parent is 44 (0) 1753-217800.  Ultimate Parent is a multinational consumer goods company headquartered in Slough, United Kingdom.  It is one of the world’s leading manufacturers and marketers of branded products in household, health, and personal care.  Ultimate Parent was formed in 1999 by the merger of the UK-based Reckitt & Colman plc and the Netherlands-based Benckiser NV and its brands include Dettol, Strepsils, Veet, Air Wick, Calgon, Clearasil, Cillit Bang, Durex and Vanish. It has operations in over 60 countries and its products are sold in almost 200 countries.  Ultimate Parent has approximately 50 manufacturing facilities worldwide and more than 32,000 employees across the globe.  Ultimate Parent is listed on the London Stock Exchange (LSE: RB) and is a constituent of the FTSE 100 Index and its current market capitalization is approximately £27.55 billion.

Parent is a Delaware limited liability company. The business address of Parent is 399 Interpace Parkway, Parsippany, NJ 07054-0225. The business telephone number for Parent is (973) 404-2600. Parent is an indirect wholly-owned subsidiary of Ultimate Parent.  Parent manufactures, markets and sells household and cleaning products in North America, including cleaners, disinfectants and deodorizers for household use and its products serve the chemical and household products industries. Such products include high-profile brands such as Clearasil, Mucinex, Lysol disinfectant cleaner, Calgon water softeners and Finish dishwasher detergent.

Purchaser is a Delaware corporation, formed for the purpose of making the Offer (as defined below) and thereafter consummating a merger (the “Merger”) with and into Schiff, with Schiff continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct wholly-owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent.  The business address of Purchaser is 399 Interpace Parkway, Parsippany, NJ 07054-0225.  The business telephone number for Purchaser is (973) 404-2600.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Ultimate Parent, Parent and Purchaser is set forth on Schedule A and incorporated by reference herein. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 3, 2012, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

Ultimate Parent, Parent, and Purchaser made an offer to purchase the Shares that are issued and outstanding at a price of $42.00 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 16, 2012, and the related Letter of Transmittal, which were amended and restated pursuant to the Amended and Restated Offer to Purchase, dated as of November 27, 2012 (as amended, the “Offer to Purchase”), and the related Amended and Restated Letter of Transmittal (together with the Offer to Purchase, the “Offer”).

On November 21, 2012, Parent, Purchaser, the Issuer, and, for the limited purposes described therein, Ultimate Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to purchase all of the outstanding Shares at a purchase price of $42.00 per Share, pursuant to the terms set forth in the Merger Agreement. Upon successful completion of the Merger, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Issuer, and the Issuer will survive the Merger as a wholly-owned subsidiary of Parent.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Ultimate Parent and Parent’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into separate Support Agreements (the “Support Agreements”) dated as of the date of the Merger Agreement with Weider Health and Fitness, a beneficial owner of 7,486,574 Class B Shares (“Weider”), TPG STAR SNI, L.P., a beneficial owner of 7,486,574 Class A Shares (“TPG”), and certain directors and officers of the Issuer, beneficial owners of an aggregate of 8,902,371 Class A Shares, including 1,415,797 Class A Shares not otherwise beneficially owned by Weider or TPG (the “Directors and Officers” and, together with Weider and TPG, the “Stockholders”). None of the Stockholders was paid any additional consideration in connection with entering into the Support Agreements.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D relates to the Offer, the Merger, and the Support Agreements, the purpose of which is to assist Ultimate Parent, Parent and Purchaser in acquiring control of, and ultimately if the Merger is consummated, acquire the entire equity interest in, the Issuer, while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly (and in any event within three business days after our acceptance of such Shares) by tendering their Shares into the Offer.

Pursuant to the Support Agreements, each of the Stockholders, among other things, agreed (i) not to sell or otherwise dispose of the Shares subject to the Support Agreements and (ii) not to enter into any voting arrangement, whether by proxy, consent, voting agreement, voting trust, or otherwise, with respect to the Shares subject to the Support Agreements, (iii) not to solicit any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an alternative proposal to acquire the Issuer, (iv) not to enter into, participate in, maintain or continue any discussions or negotiations relating to any such acquisition proposal, and (v) not to furnish any non-public information that would reasonably be expected to be used in formulating any such acquisition proposal. In the event that the Merger Agreement is terminated, the Support Agreements will terminate automatically.

If the Offer is consummated, it is expected that the Merger will occur as promptly as practicable after the acceptance of the Shares tendered in the Offer, as provided in the Merger Agreement.

Upon the consummation of the Merger, (x) the Issuer will continue as the Surviving Corporation and as a wholly-owned subsidiary of Parent, and (y) each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Issuer or owned by Parent or Purchaser, or any of their respective wholly-owned subsidiaries, or held by stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive of $42.00 per share, payable to the holder in cash, without interest.

Promptly upon the acceptance of the Shares tendered in the Offer and all times thereafter, Purchaser will be entitled to designate a number of directors to the board of directors of the Issuer to the extent permitted by applicable law and the rules and regulations of the NYSE Listed Company Manual, rounded up to the next whole number, that is equal to the product of (a) the total number of directors on the board of directors of the Issuer (after giving effect to the directors designated by Purchaser) multiplied by (b) the percentage that the aggregate voting power of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total voting power of Shares then outstanding, and the Issuer will, upon Purchaser’s request, take all actions necessary to (i) appoint the individuals designated by Purchaser and permitted to be so designated as described above, and (ii) cause Purchaser’s designees to be so appointed at such time.

In the event that directors designated by Purchaser are designated, then until the effective time of the Merger, the Issuer will cause the board of directors of the Issuer to maintain three directors who are members of the board of directors of the Issuer on November 21, 2012 and who are not officers, directors or employees of Parent, Purchaser, or any of their affiliates, each of whom will be an “independent director” under Section 303A.00 of the NYSE Listed Company Manual and eligible to serve on the Company’s audit committee under the Exchange Act and NYSE Listed Company Manual.

The directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended to read as set forth in the relevant exhibits to the Merger Agreement.

Following the Merger, the Shares will no longer be traded on the NYSE, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated. Furthermore, if all of the conditions to the Offer are satisfied or waived and all tendered Shares are purchased prior to the Merger becoming effective, there may then be so few remaining stockholders and publicly held Class A Shares that such Class A Shares will no longer be eligible to be traded on the NYSE or any other securities exchange and there may not be a public trading market for such Class A Shares, and Schiff may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

The foregoing descriptions of the Offer to Purchase, the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the Offer to Purchase, the Merger Agreement and the Support Agreements included as Exhibits 2, 3, and 4, and 5, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety.

The Merger Agreement itself has been provided solely to inform investors of its terms. The Merger Agreement contains representations and warranties by the Issuer, on the one hand, and by Ultimate Parent, Parent and Purchaser, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the Issuer, on the one hand, and Ultimate Parent, Parent and Purchaser, on the other hand. Accordingly, investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Issuer, Ultimate Parent, Parent or Purchaser at the time they were made or otherwise.

Except as set forth in this Schedule 13D and in connection with the Offer and Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D. Parent intends to continue reviewing the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of the Issuer’s potential in conjunction with Parent’s existing business. This planning process will continue throughout the pendency of the Offer and Merger, but will not be implemented until the completion of the Offer and the Merger.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosures assume that there were 21,858,086 Class A Shares and 7,486,574 Class B Shares outstanding as of November 26, 2012, as adjusted, which figure is based on information provided to the Reporting Persons by the Issuer, and give effect to the conversion of 7,486,574 outstanding Class B Shares into Class A Shares on a one-for-one basis.

As a result of the Support Agreements, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 16,388,945 Shares, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, subject to the conditions and limitations of the Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 16,388,945 Shares, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012. All such Shares, including shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, constitute approximately 54.2% of the issued and outstanding Shares as of November 26, 2012, assuming that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date, and 85.8% of the voting power of the Issuer. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 26, 2012, which is comprised of 22,764,984 Class A Shares and 7,486,574 Class B Shares and assumes that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date and that no outstanding Class B Shares have been converted into Class A Shares.

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A beneficially owns any Shares.  On November 12, 2012, Purchaser acquired 100 Class A Shares, through open market transactions. On November 21, 2012, prior to the execution of the Merger Agreement and the related Support Agreements, Purchaser sold the 100 Class A Shares, also through open market transactions.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Exhibit	Description

1.	Joint Filing Agreement, dated as of December 3, 2012, by and among the Reporting Persons.

2.

Amended and Restated Offer to Purchase, dated as of November 27, 2012, by and among the Issuer, Ultimate Parent, Parent and Purchaser (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 27, 2012).

3.

Agreement and Plan of Merger, dated as of November 21, 2012, by and among the Issuer, Ultimate Parent, Parent and Purchaser (incorporated by reference to Exhibit (d)(1)(ii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

4.

Support Agreement, dated as of November 21, 2012, by and among Weider, Parent and Purchaser (incorporated by reference to Exhibit (d)(2)(iv) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

5.

Support Agreement, dated as of November 21, 2012, by and among TPG, Parent and Purchaser (incorporated by reference to Exhibit (d)(2)(iii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

6.

Form of Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and certain directors and officers of Schiff Nutrition International, Inc., dated November 21, 2012 (incorporated by reference to exhibit (d)(2)(v) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

RECKITT BENCKISER GROUP PLC

By:	/s/ William Mordan
	Name:	William Mordan
	Title:	SVP & General Counsel

RECKITT BENCKISER LLC

By:	/s/ Kelly M. Slavitt
	Name:	Kelly M. Slavitt
	Title:	Deputy General Counsel & Legal Director, NA & Food

ASCOT ACQUISITION CORP.

By:	/s/ Kelly M. Slavitt
	Name:	Kelly M. Slavitt
	Title:	Deputy General Counsel & Legal Director, NA & Food

[Signature Page to 13D]

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of December 3, 2012, by and among the Reporting Persons.

2.

Amended and Restated Offer to Purchase, dated as of November 27, 2012, by and among the Issuer, Ultimate Parent, Parent and Purchaser (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 27, 2012).

3.

Agreement and Plan of Merger, dated as of November 21, 2012, by and among the Issuer, Ultimate Parent, Parent and Purchaser (incorporated by reference to Exhibit (d)(1)(ii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

4.

Support Agreement, dated as of November 21, 2012, by and among Weider, Parent and Purchaser (incorporated by reference to Exhibit (d)(2)(iv) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

5.

Support Agreement, dated as of November 21, 2012, by and among TPG, Parent and Purchaser (incorporated by reference to Exhibit (d)(2)(iii) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

6.

Form of Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and certain directors and officers of Schiff Nutrition International, Inc., dated November 21, 2012 (incorporated by reference to exhibit (d)(2)(v) to the Schedule TO-T/A filed by Ultimate Parent, Parent and Purchaser on November 21, 2012).

SCHEDULE A

RECKITT BENCKISER GROUP PLC

The name, country of citizenship, and present principal occupation or employment is set forth below for each director and executive officer of Reckitt Benckiser Group plc, as of November 27, 2012. The business address of each director and officer is Turner House, 103-105 Bath Road, Slough, Berkshire, SL1 3UH, UK.  The business telephone number is 44 (0) 1753-217800.

Name	Country of Citizenship	Present Principal Occupation or Employment
Rakesh Kapoor	India	Mr. Kapoor is CEO and a Director of Reckitt Benckiser Group plc.

Heather Allen	Canada	Ms. Allen is Executive Vice President (Category Development) of Reckitt Benckiser Group plc.

Alfred Caspers	Germany	Mr. Caspers is Area Executive Vice President of Reckitt Benckiser Group plc for the LAPAC area.

Mary Elizabeth Doherty	Britain	Ms. Doherty is the Chief Financial Officer and a Director of Reckitt Benckiser Group plc.

Amedeo Fasano	Italy	Mr. Fasano is Executive Vice President (Supply) of Reckitt Benckiser Group plc.

Rob de Groot	The Netherlands	Mr. de Groot is Area Executive Vice President of Reckitt Benckiser Group plc of the newly created ENA area.

Salvatore Caizzone	Italy	Mr. Caizzone is Area Executive Vice President of Reckitt Benckiser Group plc for the RUMEA area.

Gareth Hill	Britain South Africa	Mr. Hill is Senior Vice President (Information Services) of Reckitt Benckiser Group plc.

Simon Anthony Nash	Britain	Mr. Nash is Senior Vice President (Human Resources) of Reckitt Benckiser Group plc.

Adrian David Presland Bellamy	Britain	Mr. Bellamy is Non-Executive Chairman of Reckitt Benckiser Group plc.

Richard John Cousins	Britain	Mr. Cousins is a Non-Executive Director of Reckitt Benckiser Group plc. He is Chief Executive Officer of Compass Group plc, the world’s largest catering company.

Dr. Gerd Peter Harf	Germany

Mr. Harf is a Non-Executive Director and is the Deputy Chairman of Reckitt Benckiser Group plc. He is the Chairman of Labelux, the Chief Executive Officer of Parentes Holding SE, the Chief Executive Officer of Donata Holding SE, and Chairman of the non-profit DKMS Foundation.

Kenneth John Hydon	Britain	Mr. Hydon is a Non-Executive Director of Reckitt Benckiser Group plc.

André Pierre Joseph Lacroix	France	Mr. Lacroix is a Non-Executive Director of Reckitt Benckiser Group plc. He is Group Chief Executive of Inchcape plc and Chairman of Good Restaurants AG.

Ernest Arthur Graham Mackay	Britain, South Africa	Mr. McKay is a Non-Executive Director of Reckitt Benckiser Group plc. He is Executive Chairman of SABMiller plc.

Judith Sprieser	United States

Ms. Sprieser is a Non-Executive Director of Reckitt Benckiser Group plc. She is a Director of Allstate Insurance Company, a Director of InterContinental Exchange, Inc., a Director of Royal Ahold NV, and a Director of Experian plc.

Warren Gordon Tucker	Britain	Mr. Tucker is a Non-Executive Director of Reckitt Benckiser Group plc. He is Chief Financial Officer of Cobham plc.

RECKITT BENCKISER LLC

The name, country of citizenship, age, and present principal occupation or employment is set forth below for each manager and executive officer of Reckitt Benckiser LLC, as of November 27, 2012. The business address of each manager and officer is 399 Interpace Parkway, Parsippany, NJ 07054-0225.  The business telephone number is (973) 404-2600.

Name	Country of Citizenship	Present Principal Occupation or Employment
Frederic Larmuseau	Belgium	Mr. Larmuseau is a Manager and the Senior Regional Director (North America) of Reckitt Benckiser LLC.

John Brennan	Ireland	Mr. Brennan is a Manager and the Regional Finance Director (North America) of Reckitt Benckiser LLC.

Elliott Penner	Canada	Mr. Penner is a Manager and President (Food Products Division) of Reckitt Benckiser LLC.

Markus Hartmann	United States	Mr. Hartmann is a Manager of Reckitt Benckiser LLC and the General Counsel (Europe and North America) of Reckitt Benckiser Group plc.

ASCOT ACQUISITION CORP.

The name, country of citizenship, and present principal occupation or employment is set forth below for each director and executive officer of Ascot Acquisition Corp., as of November 27, 2012. The business address of each director and officer is 399 Interpace Parkway, Parsippany, NJ 07054-0225.  The business telephone number is (973) 404-2600.

Name	Country of Citizenship	Present Principal Occupation or Employment
Frederic Larmuseau	Belgium	Mr. Larmuseau is President and a Director of Ascot Acquisition Corp. and is a manager and the Senior Regional Director (North America) of Reckitt Benckiser LLC.

John Brennan	Ireland	Mr. Brennan is Vice President, Treasurer, and a Director of Ascot Acquisition Corp. and is a a manager and the Regional Finance Director (North America) of Reckitt Benckiser LLC.

Elliott Penner	Canada	Mr. Penner is Vice President and a Director of Ascot Acquisition Corp. and is a manager and President (Food Products Division) of Reckitt Benckiser LLC.

Markus Hartmann	United States	Mr. Hartmann is Vice President and a Director of Ascot Acquisition Corp. and is a manager of Reckitt Benckiser LLC and the General Counsel (Europe and North America) of Reckitt Benckiser Group plc.